UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                        WESTMOUNTAIN INDEX ADVISOR, INC.
                        --------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                   96110W203
                                   ---------
                                 (CUSIP Number)

                           Capital Peak Partners LLC
                   602 Cedar St, Suite 205, Wallace, ID 83873
                                  208-556-1600
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 28, 2011
                               -----------------
             Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Capital Peak Partners LLC
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         US
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               1,800,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          1,800,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,800,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       10.8%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D ("13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of WestMountain Index Advisor, Inc. ("WMTN"), a Colorado corporation, whose principal executive office is located at 2186 S. Holly St., Suite 104, Denver, CO 80222. The principal executive officer is Gregory Schifrin, Chief Executive Officer.

     This 13D gives notice of the following transactions related to the WMTN acquisition of Terra Mining Corporation ("TMC") and its subsidiary, Terra Gold Corporation ("TGC") that closed February 28, 2011.

Consulting Agreements

     On February 18, 2011, WMTN entered into a Consulting Agreement with Capital Peak Partners LLC ("CPP and CPP Agreement"). Under the terms of the CPP Agreement, CPP agreed to advise WMTN on the acquisition of TMC, funding of WMTN and strengthening the WMTN balance sheet during the period ending February 17, 2012. CPP received a Warrant for 1,800,000 shares at $.001 per share (subject to terms as contained in the $0.001 Warrant Form).

ITEM 2. IDENTITY AND BACKGROUND.

     This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act". CPP is an American limited liability corporation. This "Reporting Party" is an "institutional investor" or an "accredited investor."

     Information with respect to this Reporting Person is given solely by such Reporting Person.

     CPP was formed in September, 2010 and is controlled by Mike Lavigne. Mr. Lavigne is the CEO and Director of Silver Verde May Mining Company, Inc.

     The principal business address of CPP is 602 Cedar St, Suite 205, Wallace, ID 83873.

     During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See description to Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

     The Common Stock were acquired for, and are being held for, investment purposes.

     This 13D gives notice of the following transactions related to the WMTN acquisition of Terra Mining Corporation ("TMC") and its subsidiary, Terra Gold Corporation ("TGC") that closed February 28, 2011.

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

Consulting Agreements

     On February 18, 2011, WMTN entered into a Consulting Agreement with CPP. Under the terms of the CPP Agreement, CPP agreed to advise WMTN on the acquisition of TMC, funding of WMTN and strengthening the WMTN balance sheet during the period ending February 17, 2012. CPP received a Warrant for 1,800,000 shares at $.001 per share (subject to terms as contained in the $0.001 Warrant
Form).

Other

     The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) As of March 14, 2011, CPP beneficially owned 1,800,000 shares of Common Stock individually.

     CPP beneficially owned 10.8% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of March 14, 2011 of 16,617,313 Shares on a fully diluted basis.

     (b) As of March 14, 2011, CPP had sole voting power and sole dispositive power with respect to 1,800,000 shares of Common Stock individually.

     (c) CPP has acquired 1,800,000 shares of Common Stock individually and within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     All materials are attached as exhibits for Form 8-K filed by WMTN with the SEC on March 4, 2011.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2011

                   Captital Peak Partners LLC

                   By: /s/ Mike Lavigne
                       ----------------
                   Name: Mike Lavigne
                   Investor

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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